November 25, 2008

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:

Cord Blood America

Form S-1, Amendment No. 3

Filed November 12, 2008, 2008

SEC File Number:  333-153359

SEC Accession No.: 0001354488-08-000091

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cord Blood America, Inc. a Florida corporation (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1, Amendment No. 3 (File No. 333-153359) (Accession No. 0001354488-08-000091) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2008.

The Registration Statement was incorrectly tagged as an amendment to a filing on S-1/A, rather than as a post-effective amendment.  Accordingly, the Company is requesting that the Registration Statement be withdrawn as it has already filed the post-effective amendment with the correct EDGAR tag.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Please contact me directly at 301-432-4090, should you have further questions regarding our request for withdrawal.  Thank you for your assistance in this matter.

Very truly yours,

Cord Blood America, Inc.

By:	/s/ Matthew Schissler
Name:	Matthew Schissler
Title:	Chief Executive Officer